ORIGINAL

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


03056478

APR 22 2003

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Aegis Asset Backed Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0001174819
(Registrant CIK Number)

PROCESSED
APR 23 2003
THOMSON FINANCIAL

Form 8-K for April 22, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-90230
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

75993
Form SE
Aegis 2003-1

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 22, 2003.

AEGIS ASSET BACKED SECURITIES CORPORATION

By: 

Name: Stuart D. Marvin
Title: Executive Vice President

75993
Form SE
Aegis 2003-1

Exhibit Index

IN ACCORDANCE WITH RULE 311(H) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

AEGIS ASSET BACKED SECURITIES CORPORATION

Mortgage Loan Asset Backed Certificates, Series 2003-1

AEGIS ASSET BACKED SECURITIES TRUST


Aegis
MORTGAGE CORPORATION

$286,339,321 Mortgage Loan Asset Backed Certificates (Approximate), Series 2003-1

To Maturity

Class	Approx. Size[1]	Type	Tsy. BMark	Est. WAL (yrs)[2]	Est. Prin. Window (mos)	Expected Final Maturity	Stated Final Maturity	Initial C/E[3] (%)	Expected Ratings (S&P/Moody's/Fitch)
A1	$249,115,000	FL-PT	LIBOR	2.78	1 – 197	09/25/2019	05/25/2033	14.05	AAA/Aaa/AAA
A-IO	Notional[4]	IO	6.00%	2.36	NA	04/25/2006	04/25/2006	NA	AAA/Aaa/AAA
M1	$16,464,000	FL-PT	LIBOR	5.41	39 – 151	11/25/2015	05/25/2033	8.30	AA/Aa2/AA
M2	$12,169,000	FL-PT	LIBOR	5.26	37 – 132	04/25/2014	05/25/2033	4.05	A/A2/A
B1	$8,591,321	FL-PT	LIBOR	4.80	37 – 106	02/25/2012	05/25/2033	1.05	BBB/Baa2/BBB

To 10% Optional Redemption ("Call")

Class	Approx. Size[1]	Type	Tsy. BMark	Est. WAL (yrs)[2]	Est. Prin. Window (mos)	Expected Final Maturity	Stated Final Maturity	Initial C/E[3] (%)	Expected Ratings (S&P/Moody's/Fitch)
A1	$249,115,000	FL-PT	LIBOR	2.56	1 – 89	09/25/2010	05/25/2033	14.05	AAA/Aaa/AAA
A-IO	Notional[4]	IO	6.00%	2.36	NA	04/25/2006	04/25/2006	NA	AAA/Aaa/AAA
M1	$16,464,000	FL-PT	LIBOR	4.96	39 – 89	09/25/2010	05/25/2033	8.30	AA/Aa2/AA
M2	$12,169,000	FL-PT	LIBOR	4.92	37 – 89	09/25/2010	05/25/2033	4.05	A/A2/A
B1	$8,591,321	FL-PT	LIBOR	4.74	37 – 89	09/25/2010	05/25/2033	1.05	BBB/Baa2/BBB

Contacts		
Syndicate	Kevin White / Dan Covello	(212) 526-9519
Trading	Charlie Spero / Ross Shapiro	(212) 526-6870
Residential Mortgage Finance	Matt Lewis	(212) 526-7447
	Shiv Rao	(212) 526-6205
	Martin Priest	(212) 526-0212
Structuring	Dennis Tsyba	(212) 526-1102

[1] Subject to a permitted variance of ±5%
[2] The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes [27]% CPR for all the Adjustable Rate Mortgage Loans and [115]% PPC for all the Fixed Rate Mortgage Loans. 100% PPC is a curve equal to 4% CPR ascending to 20% CPR over 12 months.
[3] Initial Credit Enhancement includes Target Overcollateralization of [1.05]%
[4] The Class A-IO will be a Senior Interest Only Certificate, and will receive interest payments for the first 36 months.

Preliminary Summary of Terms	
Issuer:	Aegis Asset Backed Securities Trust Series 2003-1
Depositor:	Aegis Asset Backed Securities Corporation
Seller:	Aegis Mortgage Corporation
Servicer:	Chase Manhattan Mortgage Corp. ("Chase"). Chase has a subprime mortgage servicer rating of "Strong" from S&P and RPS1- from Fitch, the highest rating category from Standard and Poor's and the second highest from Fitch.
Trustee:	Wells Fargo Bank, N.A. (Minnesota)
Credit Risk Manager:	[The MurrayHill Company ("MurrayHill"). MurrayHill's primary function will be to monitor and advise the Servicer with respect to default management.]
Mortgage Insurance Provider:	Mortgage Guaranty Insurance Company ("MGIC"). MGIC is rated AA+/Aa2/AA+ by Standard and Poor's, Moody's and Fitch, respectively.
Lead Manager:	Lehman Brothers.
Co-Manager:	Countrywide Securities Corp.
Certificate Ratings:	The Certificates are expected to receive the ratings from [Moody's Investors Service, Inc., Standard & Poor's and Fitch, Inc.] ascribed on page 1.
Expected Pricing Date:	Week of April 14th, 2003
Expected Closing Date:	April [24th], 2003
Cut-Off Date:	April 1st, 2003
Payment Date:	25th of each month, or if such day is not a business day the next succeeding business day. (First Payment Date: May 27th, 2003)
Delay Days:	0 days (Except for the Class A-IO Certificates, which have a 24 day delay)
Day Count:	The Certificates (excluding the Class A-IO Certificates) will accrue interest on an Actual/360 basis. The Class A-IO Certificates will accrue on a 30/360 basis.
Accrual Period:	The price to be paid by investors for the Certificates (excluding the Class A-IO Certificates) will not include accrued interest (settling flat). The price paid for the Class A-IO Certificates will include interest accrued beginning on the Cut-Off Date and ending one day prior to the Closing Date ([23] days).
Clearing:	DTC, Clearstream and Euroclear.
Tax Status:	The Certificates are anticipated to be treated as REMIC regular interests for Federal income tax purposes.
ERISA Eligibility:	The Certificates are expected to be ERISA eligible, subject to limitations set forth in the final prospectus supplement.
SMMEA Eligibility:	The Class A1, Class A-IO and Class M1 Certificates are expected to be SMMEA eligible.
Mortgage Loans:	As of the Cut-Off Date, the Collateral Pool consists of 2,085 loans with an aggregate principal balance of $286,339,321 of fixed rate or adjustable rate, fully amortizing and balloon loans secured by first liens on primarily 1 - 4 family properties. At least 85.07% of the loans will be subject to prepayment penalties. For collateral statistics please see the "Collateral Summary" herein.

Preliminary Summary of Terms	
Optional Termination:	On the Payment Date on which the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate initial principal balance of the Mortgage Loans on the Closing Date, the Seller will have the option to purchase the remaining home equity loans from the trust. If on the following Payment Date, the Seller has not exercised its Optional Redemption the margin for the Class A1 Certificates will double and the margins for the remaining classes will be multiplied by 1.5.
Mortgage Insurance Policy:	Approximately 75.71% of the Mortgage Loans with over 60% Loan-to-Value ("LTV") Ratios will be covered by a loan level Mortgage Insurance Policy provided by MGIC.
Mortgage Insurance Premium:	175 basis points per annum (1.75%) on the outstanding principal balance of each Mortgage Loan covered by the Mortgage Insurance Policy as of the first day of any Collection Period.
Servicing Fee:	50 basis points per annum (0.50%) on the outstanding principal balance of each mortgage loan as of the first day of any Collection Period.
Credit Risk Management Fee:	[1.5] basis points per annum ([0.015]%) on the outstanding principal balance of each mortgage loan as of the first day of any Collection Period.
Trustee Fee:	[1.25] basis point per annum ([0.0125]%) on the outstanding principal balance of each mortgage loan as of the first day of any Collection Period.
Certificate Rate:	The Certificate Rate on each class of Certificates (other than the Class A-IO Certificates) is equal to the lesser of (i) the related Pass-Through Rate and (ii) the Net Funds Cap.
Pass - Through Rate:	With respect to the Certificates, a per annum rate equal to one-month LIBOR *plus* the applicable margin for each class. With respect to the Class A-IO, a per annum rate equal to 6.00%.
Net Funds Cap:	For each Distribution Date, an annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Amount (as defined below) for such date and (2) 12, and the denominator of which is the Pool Balance (as defined below) for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the Accrual Period related to such Distribution Date.
Optimal Interest Amount:	For each Distribution Date, the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates of the Mortgage Loans as of the first day of the related Collection Period divided by (y) 12 and (B) the Pool Balance for the immediately preceding Distribution Date exceeds (2)(A) in the case of the first 36 Distribution Dates only, an amount equal to the product of (x) Class A-IO Coupon *divided* by 12 and (y) the Class Notional Amount of the Class A-IO Certificates immediately before such Distribution Date and (B) thereafter, zero.
Net Mortgage Rate:	For any Mortgage Loan at any time equals the Mortgage Rate thereof minus the Aggregate Expense Rate.
Aggregate Expense Rate:	For any Mortgage Loan equals the sum of the related Servicing Fee, the Trustee Fee, the Mortgage Insurance Premium Rate and the [Credit Risk Management Fee].
Current Interest:	The interest accrued during the related Accrual Period at the applicable Certificate Rate.

Preliminary Summary of Terms

Interest Carry Forward Amount: As to the Certificates and any Payment Date, the sum of (x) the amount, if any, by which (i) the sum of the Current Interest and all prior unpaid Interest Carry Forward Amounts for such Class of Certificates as of the immediately preceding Payment Date exceeded (ii) the amount of the actual distribution with respect to Current Interest made to such Class of Certificates on such preceding Payment Date plus (y) interest on such amount calculated for the related Accrual Period at the related Certificate Rate in effect for such Accrual Period with respect to such Class of Certificates.

Basis Risk Shortfall Amount: To the extent that (a) the amount of interest payable to a Class at its Pass-Through Rate exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate. Such amounts are payable to the extent of available funds, as described herein.

Class A-IO Notional Schedule: The Class A-IO Notional Balance for each payment date will be the lesser of the aggregate current Mortgage Loan balance and the following schedule:

Month	A-IO Notional Amount
1 – 3	$19,277,910
4 - 6	$17,900,000
7 – 9	$16,100,000
10 - 12	$14,900,000
13 – 15	$14,050,000
16 - 18	$13,050,000
19 – 21	$11,700,000
22 - 24	$11,700,000
25 – 27	$11,700,000
28 - 30	$11,700,000
31 – 33	$11,700,000
34 – 36	$11,700,000

Following the 36th Payment Date, the Class A-IO Notional Amount will be zero.

Credit Enhancement: For all of the Certificates consists of the following:

- Excess Interest
- The Mortgage Insurance Policy on those Mortgage Loans covered by the policy
- Overcollateralization which will initially be equal to 0.00%, building to [1.05]%

Additionally, Credit Enhancement will initially be provided by subordination to the:

- Class A Certificates from the Class M1, Class M2 and Class B1 Certificates
- Class M1 Certificates from the Class M2 and Class B1 Certificates
- Class M2 Certificates from the Class B1 Certificates

Overcollateralization: Monthly Excess Interest will be used to make accelerated payments of principal on the Certificates until the aggregate Mortgage Loan balance exceeds the aggregate Certificate Balance ("Overcollateralization") by the required amount.

Preliminary Summary of Terms

Overcollateralization Target:

Prior to the Stepdown Date, equal to [1.05]% of the aggregate balance of the Mortgage Loans as of the Cut-Off Date.

On or after the Stepdown Date, equal to [2.10]% of the aggregate balance of Mortgage Loans as of the end of the related due period, subject to a floor equal to 0.50% of the principal balance of the loans as of the Cut-Off Date.

Provided, however, if a Trigger Event has occurred on the related Payment Date, the Overcollateralization Target is the same as the Overcollateralization Target on the preceding Payment Date.

Trigger Event:

A Trigger Event will have occurred if the three month rolling average of the 60+ Day Delinquency percentage for the three prior Collection Periods equals, exceeds [14]% of the current mortgage loan balance or if the cumulative realized losses exceeds the following percentage of the aggregate initial mortgage loan balance in the respective Payment Date.

Payment Date	Percentage
36 – 47	[2.25]%
48 – 59	[3.50]%
60 – 71	[4.75]%
72 +	[5.25]%

Stepdown Date:

The later to occur of:

(i) the earlier to occur of

(x) the Payment Date occurring in May 2006 and

(y) the Payment Date on which the principal balance of the Class A1 Certificates have been reduced to zero and;

(ii) the first Payment Date on which the aggregate Mortgage Loan balance has been reduced to 50% of the Cut-Off Date pool balance.

Interest Priority of Payments:

On each Payment Date, the interest received or advanced will be distributed in the following order of priority, in each case, to the extent of funds remaining:

(i) To pay the Servicing Fee, the Trustee Fee and the Mortgage Insurance Premium;

(ii) To pay Current Interest and Carryforward Interest to the Class A1, and Current and Carryforward Interest to the Class A-IO;

(iii) To pay Current Interest and Carryforward Interest to Classes M1, M2, and B1 (the "Subordinate Classes"), sequentially;

(iv) [To pay the Credit Risk Manager Fee];

(v) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(vi) Any interest remaining after the application of (i) through (v) above will be deemed excess interest for such Distribution Date and will be distributed as principal sequentially to Classes A1, M1, M2 and B1 to build or maintain the Overcollateralization Target;

(vii) To pay sequentially to Classes M1, M2, and B1 any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts;

(viii) To pay sequentially to Class M1, M2 and B1 the amount of any allocated Realized Losses remaining unpaid; and

(ix) To pay remaining amounts to the holder of the Class X Certificate.

Preliminary Summary of Terms	
Principal Priority of Payments:	Prior to the Stepdown Date, and whenever a Trigger Event has occurred, all principal will be paid to the Class A Certificates until they have been paid off. Principal will then be allocated sequentially to the Class M1, Class M2 and Class B1 Certificates. On or after the Stepdown Date and as long as a Trigger Event has not occurred, principal will be allocated sequentially to the Class A1, Class M1, Class M2 and Class B1 Certificates so that the credit enhancement behind each class equals twice the respective Initial Credit Enhancement Percentage for each class, as a product of the current aggregate Mortgage Loan balance.

Net Funds Cap Schedule			
Period	Rate[1]	Period	Rate[1]
1	-	41	10.6352
2	6.0013	42	10.9876
3	6.1907	43	10.6310
4	6.0106	44	10.9832
5	6.0004	45	10.6268
6	6.1897	46	10.9955
7	6.0217	47	12.1710
8	6.2121	48	10.9908
9	6.0013	49	11.3548
10	6.0212	50	10.9861
11	6.4256	51	11.3499
12	6.0006	52	11.3511
13	6.2137	53	11.3486
14	6.0029	54	11.7243
15	6.1920	55	11.3436
16	6.0111	56	11.7192
17	6.0006	57	11.3386
18	6.1896	58	11.3361
19	6.0225	59	12.1152
20	6.2128	60	11.3311
21	6.0019	61	11.7062
22	7.3757	62	11.3261
23	8.1532	63	11.7010
24	7.3524	64	11.3211
25	7.5850	65	11.3186
26	7.3280	66	11.6933
27	7.5591	67	11.3136
28	7.7627	68	11.6881
29	7.7492	69	11.3086
30	7.9933	70	11.3061
31	7.7213	71	12.5147
32	7.9637	72	11.3011
33	7.6920	73	11.6752
34	9.2564	74	11.2961
35	10.2298	75	11.6701
36	9.2229	76	11.2911
37	10.1393	77	11.2886
38	9.8105	78	11.6623
39	10.1357	79	11.2837
40	10.6374	80	11.6572

[1] Assumes 6 month LIBOR remains constant at 20.00%

Sensitivity Analysis – To 10% Call					
Prepayment Assumption	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	5.21	3.50	**2.56**	1.94	1.48
Window (mos)	1-176	1-120	**1-89**	1-69	1-56
Expected Final Mat.	12/25/2017	4/25/2013	**9/25/2010**	1/25/2009	12/25/2007
Class M1					
Avg. Life (yrs)	9.68	6.51	**4.96**	4.27	4.14
Window (mos)	56-176	37-120	**39-89**	41-69	44-56
Expected Final Mat.	12/25/2017	4/25/2013	**9/25/2010**	1/25/2009	12/25/2007
Class M2					
Avg. Life (yrs)	9.68	6.51	**4.92**	4.12	3.77
Window (mos)	56-176	37-120	**37-89**	38-69	39-56
Expected Final Mat.	12/25/2017	4/25/2013	**9/25/2010**	1/25/2009	12/25/2007
Class B1					
Avg. Life (yrs)	9.39	6.30	**4.74**	3.92	3.50
Window (mos)	56-176	37-120	**37-89**	37-69	37-56
Expected Final Mat.	12/25/2017	4/25/2013	**9/25/2010**	1/25/2009	12/25/2007

Sensitivity Analysis – To Maturity					
Prepayment Assumption	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	5.58	3.79	**2.78**	2.11	1.62
Window (mos)	1-324	1-257	**1-197**	1-154	1-125
Expected Final Mat.	4/25/2030	9/25/2024	**9/25/2019**	2/25/2016	9/25/2013
Class M1					
Avg. Life (yrs)	10.47	7.12	**5.41**	4.63	4.42
Window (mos)	56-278	37-202	**39-151**	41-118	44-95
Expected Final Mat.	6/25/2026	2/25/2020	**11/25/2015**	2/25/2013	3/25/2011
Class M2					
Avg. Life (yrs)	10.29	6.97	**5.26**	4.39	3.97
Window (mos)	56-250	37-177	**37-132**	38-103	39-83
Expected Final Mat.	2/25/2024	1/25/2018	**4/25/2014**	11/25/2011	3/25/2010
Class B1					
Avg. Life (yrs)	9.51	6.39	**4.80**	3.97	3.54
Window (mos)	56-207	37-143	**37-106**	37-82	37-66
Expected Final Mat.	7/25/2020	3/25/2015	**2/25/2012**	2/25/2010	10/25/2008

A-IO Sensitivity Analysis[1]

Price[2]	Yield (%)
19-06+	4.2003
19-07	4.1524
19-07+	4.1045
19-08	4.0567
19-08+	4.0089
19-09	3.9612
19-09+	3.9136
19-10	3.8660
19-10+	3.8185
Mod. Dur.	1.67[3]

[1] Shown at the Certificate pricing assumption as defined on page one.

[2] These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.

[3] Assumes a price of 19.2686 plus accrued interest.

Collateral Summary			
Total Number of Loans	2085	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$286,339,321.48	Covered	71.21%
Average Loan Balance	$137,333.01	Uncovered	28.79%
Fixed Rate	11.65%		
Adjustable Rate	88.35%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty Coverage	85.07%	**(First Lien Loans with LTV > 60%)**	
Weighted Average Coupon	8.372%	Covered	75.71%
Weighted Average Margin	7.873%	Uncovered	24.29%
Weighted Average Initial Periodic Cap	3.000%		
Weighted Average Periodic Cap	1.000%	**Geographic Distribution**	
Weighted Average Maximum Rate	14.376%	(Other States account individually for less	
Weighted Average Floor	8.376%	than 5.00% of the Cut-Off Date aggregate	
Weighted Average Original Term (mo.)	356.6	principal balance)	
Weighted Average Remaining Term (mo.)	354.0	NY	7.07%
Weighted Average LTV	82.819%	MA	6.87%
Weighted Average FICO	617	CA – N	6.54%
Weighted Average DTI	41.133%	CA – S	6.48%
First Lien Position	100.000%	OH	6.04%
		FL	6.01%
Product Type		MI	5.70%
2/28 ARM	48.65%	**Largest Zip Code Concentration**	
3/27 ARM	39.69%	Zip Code (City) – 02124 (Boston, MA)	0.40%
Fixed Rate	11.57%		
Balloon	0.08%	**Occupancy Status**	
Prepayment Penalty (years)		Owner Occupied	94.00%
None	14.93%	Investment	6.00%
1.000	6.81%		
2.000	41.37%	**Loan Purpose**	
2.500	1.55%	Cashout Refinance	84.44%
3.000	33.35%	Purchase	11.58%
5.000	1.99%	Rate/Term Refinance	3.98%

Collateral Characteristics

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Cut-Off Date Principal Balance
0.01 - 50,000.00	133	5,765,059.89	2.01
50,000.01 - 100,000.00	699	52,611,624.58	18.37
100,000.01 - 150,000.00	563	69,748,135.18	24.36
150,000.01 - 200,000.00	332	57,503,953.22	20.08
200,000.01 - 250,000.00	161	35,755,481.15	12.49
250,000.01 - 300,000.00	92	25,205,741.91	8.80
300,000.01 - 350,000.00	54	17,473,683.23	6.10
350,000.01 - 400,000.00	27	10,256,990.50	3.58
400,000.01 - 450,000.00	11	4,736,889.55	1.65
450,000.01 - 500,000.00	1	452,274.06	0.16
500,000.01 - 550,000.00	5	2,621,469.75	0.92
550,000.01 - 600,000.00	5	2,911,268.56	1.02
600,000.01 - 650,000.00	2	1,296,749.90	0.45
Total:	**2,085**	**286,339,321.48**	**100.00**

Minimum: 34,148.33
Maximum: 649,020.53
Weighted Average: 137,333.01

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Cut-Off Date Principal Balance
5.750	3	347,592.21	0.12
5.751 - 6.000	7	1,881,957.57	0.66
6.001 - 6.500	31	6,796,814.98	2.37
6.501 - 7.000	93	20,361,574.81	7.11
7.001 - 7.500	178	32,028,291.02	11.19
7.501 - 8.000	327	51,143,162.13	17.86
8.001 - 8.500	303	43,476,850.59	15.18
8.501 - 9.000	413	56,259,474.33	19.65
9.001 - 9.500	314	36,456,116.08	12.73
9.501 - 10.000	219	22,512,262.31	7.86
10.001 - 10.500	112	9,092,054.40	3.18
10.501 - 11.000	54	4,282,645.13	1.50
11.001 - 11.500	17	845,671.05	0.30
11.501 - 12.000	11	716,781.92	0.25
12.001 - 12.500	3	138,072.95	0.05
Total:	**2,085**	**286,339,321.48**	**100.00**

Minimum: 5.750
Maximum: 12.210
Weighted Average: 8.372

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Cut-Off Date Principal Balance
<= 180	45	3,937,381.04	1.38
181 - 240	19	1,940,772.28	0.68
241 - 300	1	154,502.18	0.05
301 - 360	2,020	280,306,665.98	97.89
Total:	**2,085**	**286,339,321.48**	**100.00**

Minimum: 120
Maximum: 360
Weighted Average: 356.6

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Cut-Off Date Principal Balance
<= 180	45	3,937,381.04	1.38
181 - 240	19	1,940,772.28	0.68
241 - 300	1	154,502.18	0.05
301 - 360	2,020	280,306,665.98	97.89
Total:	**2,085**	**286,339,321.48**	**100.00**

Minimum: 118
Maximum: 359
Weighted Average: 354.0

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Cut-Off Date Principal Balance
10.001 - 20.000	3	152,920.66	0.05
20.001 - 30.000	10	554,347.80	0.19
30.001 - 40.000	25	1,692,970.39	0.59
40.001 - 50.000	35	3,895,139.63	1.36
50.001 - 60.000	85	10,729,009.90	3.75
60.001 - 70.000	160	21,396,638.77	7.47
70.001 - 80.000	570	73,221,413.19	25.57
80.001 - 90.000	805	118,059,223.01	41.23
90.001 - 100.000	392	56,637,658.13	19.78
Total:	**2,085**	**286,339,321.48**	**100.00**

Minimum: 13.013
Maximum: 99.999
Non-Zero WA: 82.819

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Cut-Off Date Principal Balance
501 - 550	177	19,777,985.10	6.91
551 - 600	574	70,593,453.92	24.65
601 - 620	487	68,507,373.17	23.93
621 - 640	371	54,643,162.51	19.08
641 - 660	228	33,853,763.77	11.82
661 - 680	122	19,300,727.28	6.74
681 - 700	58	9,567,085.56	3.34
701 - 720	23	3,571,616.82	1.25
721 - 750	28	4,072,514.26	1.42
751 - 800	16	2,381,801.48	0.83
801 >=	1	69,837.61	0.02
Total:	**2,085**	**286,339,321.48**	**100.00**

Minimum: 502
Maximum: 805
Non-Zero WA: 617

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Cut-Off Date Principal Balance**
Cash Out Refinance	1,743	241,770,911.26	84.44
Purchase	248	33,163,517.14	11.58
Rate/Term Refinance	94	11,404,893.08	3.98
Total:	**2,085**	**286,339,321.48**	**100.00**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Cut-Off Date Principal Balance**
Single Family	1,734	229,840,006.66	80.27
2-4 Family	140	22,689,919.62	7.92
PUD	108	19,933,843.84	6.96
Condo	79	11,033,435.29	3.85
Townhouse	17	2,016,404.45	0.70
Other	7	825,711.62	0.29
Total:	**2,085**	**286,339,321.48**	**100.00**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Cut-Off Date Principal Balance**
NY	111	20,231,030.00	7.07
MA	104	19,664,898.70	6.87
CA-N	93	18,713,237.20	6.54
CA-S	90	18,556,621.05	6.48
OH	177	17,289,458.45	6.04
FL	146	17,210,497.69	6.01
MI	133	16,324,959.67	5.70
MN	85	13,987,616.01	4.88
NJ	79	12,481,975.13	4.36
CT	67	9,573,005.79	3.34
VA	66	9,283,931.27	3.24
NH	65	8,288,684.68	2.89
PA	70	8,284,227.45	2.89
IL	48	7,683,456.49	2.68
LA	71	7,370,614.08	2.57
IN	59	7,193,592.63	2.51
RI	48	6,727,734.60	2.35
CO	34	6,725,442.47	2.35
NC	59	6,344,114.47	2.22
KY	40	4,740,616.11	1.66
ME	45	4,545,223.42	1.59
NV	25	4,103,148.87	1.43
AZ	33	3,823,793.46	1.34
MD	24	3,637,129.65	1.27
IA	38	3,593,994.78	1.26
WA	23	3,294,546.36	1.15
MO	33	3,008,158.48	1.05
TX	23	2,578,806.82	0.90
DE	17	2,439,807.03	0.85
TN	26	2,271,332.68	0.79
Other	153	16,367,665.99	5.72
Total:	**2,085**	**286,339,321.48**	**100.00**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Cut-Off Date Principal Balance**
None	279	42,759,783.36	14.93
1% OF ORIGBAL	10	903,756.04	0.32
1% OF UPB	59	5,995,738.56	2.09
2 MO. INT. ON AMT PREPAID >20%	1,591	212,503,401.01	74.21
2% OF UPB	14	1,944,976.17	0.68
3 MO. INT OF UPB	87	16,267,951.40	5.68
3% OF UPB	10	683,992.31	0.24
4% OF UPB	5	877,527.76	0.31
5% OF UPB	30	4,402,194.87	1.54
Total:	**2,085**	**286,339,321.48**	**100.00**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Cut-Off Date Principal Balance**
Full	1,591	204,412,349.21	71.39
Stated	465	76,967,691.60	26.88
Alternate	29	4,959,280.67	1.73
Total:	**2,085**	**286,339,321.48**	**100.00**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin

(%)	Mortgage Loans	Principal Balance ($)	% of Cut-Off Date Principal Balance
4.501 - 5.000	1	129,590.88	0.05
5.001 - 5.500	8	1,507,799.92	0.60
5.501 - 6.000	24	4,680,499.92	1.85
6.001 - 6.500	73	16,918,567.51	6.69
6.501 - 7.000	160	27,798,465.98	10.99
7.001 - 7.500	264	41,247,021.03	16.30
7.501 - 8.000	294	42,780,756.73	16.91
8.001 - 8.500	357	49,416,613.64	19.53
8.501 - 9.000	300	35,740,286.94	14.13
9.001 - 9.500	183	19,292,631.14	7.63
9.501 - 10.000	104	8,911,086.83	3.52
10.001 >=	63	4,550,626.15	1.80
Total:	**1,831**	**252,973,946.67**	**100.00**

Minimum: 4.920
Maximum: 11.658
Non-Zero WA: 7.873

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Cut-Off Date Principal Balance
3.000	1,831	252,973,946.67	100.00
Total:	**1,831**	**252,973,946.67**	**100.00**

Minimum: 3.000
Maximum: 3.000
Non-Zero WA: 3.000

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Cut-Off Date Principal Balance
1.000	1,831	252,973,946.67	100.00
Total:	**1,831**	**252,973,946.67**	**100.00**

Minimum: 1.000
Maximum: 1.000
Non-Zero WA: 1.000

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Cut-Off Date Principal Balance**
11.501 - 12.000	9	1,885,965.79	0.75
12.001 - 12.500	26	5,984,520.55	2.37
12.501 - 13.000	69	15,987,556.87	6.32
13.001 - 13.500	159	28,072,390.55	11.10
13.501 - 14.000	288	45,147,389.68	17.85
14.001 - 14.500	280	39,816,152.86	15.74
14.501 - 15.000	371	50,660,508.58	20.03
15.001 - 15.500	280	33,124,331.01	13.09
15.501 - 16.000	197	20,610,296.97	8.15
16.001 - 16.500	93	7,366,533.93	2.91
16.501 - 17.000	38	3,116,566.96	1.23
17.001 - 17.500	12	592,358.29	0.23
17.501 - 18.000	7	511,222.67	0.20
18.001 - 18.500	2	98,151.96	0.04
Total:	**1,831**	**252,973,946.67**	**100.00**

Minimum: 11.750
Maximum: 18.168
Non-Zero WA: 14.376

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Cut-Off Date Principal Balance
5.501 - 6.000	8	1,557,289.76	0.62
6.001 - 6.500	27	6,313,196.58	2.50
6.501 - 7.000	69	15,987,556.87	6.32
7.001 - 7.500	159	28,072,390.55	11.10
7.501 - 8.000	288	45,147,389.68	17.85
8.001 - 8.500	280	39,816,152.86	15.74
8.501 - 9.000	371	50,660,508.58	20.03
9.001 - 9.500	279	33,043,755.91	13.06
9.501 - 10.000	198	20,690,872.07	8.18
10.001 - 10.500	93	7,366,533.93	2.91
10.501 - 11.000	38	3,116,566.96	1.23
11.001 - 11.500	12	592,358.29	0.23
11.501 - 12.000	7	511,222.67	0.20
12.001 - 12.500	2	98,151.96	0.04
Total:	**1,831**	**252,973,946.67**	**100.00**

Minimum: 5.750
Maximum: 12.168
Non-Zero WA: 8.376

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Cut-Off Date Principal Balance**
2004-09	1	154,243.86	0.06
2004-11	10	1,407,300.08	0.56
2004-12	131	20,144,710.65	7.96
2005-01	361	52,727,482.41	20.84
2005-02	365	51,869,812.03	20.50
2005-03	91	13,009,056.27	5.14
2005-10	2	254,103.79	0.10
2005-11	8	904,683.44	0.36
2005-12	104	14,482,215.57	5.72
2006-01	334	43,329,550.54	17.13
2006-02	339	44,012,804.84	17.40
2006-03	85	10,677,983.19	4.22
Total:	**1,831**	**252,973,946.67**	**100.00**